

April 30, 2013

<u>Via Email</u>
Ku Wai Li
Globe Net Wireless Corp.
2302-3 Pacific Plaza
410 Des Voeux Road West
Hong Kong, China

> **Re:** **Globe Net Wireless Corp.**
> **Amendment No. 11 to Registration Statement on Form S-1**
> **Filed April 24, 2013**
> **File No. 333-172172**

Dear Mr. Li:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 1, 2012.

General

Prior comment 1

1. As indicated several times throughout our review, the company is responsible for ensuring that disclosures throughout your filing are consistent. In this regard, we noted the following discrepancies in your disclosures. Please note that this list is <u>not</u> intended to be all-inclusive. As such please ensure that your disclosures are consistent throughout your entire filing before submitting your next amendment:

    - Working capital deficit at August 31, 2012, as disclosed in your discussion on page 53 under the heading "Year Ended August 31, 2012," should be $42,563;
    - You attribute the increase in working capital deficit from August 31, 2011 to August 31, 2012 to a decrease in cash and an increase in accounts payable, when in fact, cash increased and accounts payable decreased;
    - You attribute the change in cash used in operating activities for the year-ended August 31, 2012 compared to the year-ended August 31, 2011 to an increase in accounts payable and a decrease in accrued liabilities, when in fact, accounts payable decreased and accrued liabilities increased;
    - Working capital deficit at February 28, 2013, as disclosed in your discussion on page 53 under the heading "Six Month Period Ended February 28, 2013," should be $48,875; and

- You attribute the increase in working capital deficit from August 31, 2012 to February 28, 2013, in part, to an increase in cash and a decrease in accounts payable and a note payable. However, your cash balance remained the same during these periods and accounts payable and notes payable each increased.

Risk Factors

Globe Net is an "emerging growth company"…, page 11

2.   You state on page 11 of the risk factors that the "disclosure Globe Net will be required to provide in its SEC filings will increase" in the event that the company ceases to be an emerging growth company but continues to qualify as a smaller reporting company. Please advise why you believe that you will be subject to increased disclosure requirements as a smaller reporting company and, if appropriate, expand your disclosure outlining those requirements.

Dilution, page 15

3.   Please revise the "net tangible book value per share before offering" and the "increase per share attributable to public investors" assuming 60% of the shares are sold in this offering to the correct amounts of $(0.00514) and $(0.01139), respectively.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
       Rene Daignault